Exhibit 99.3
NICE Named the Outright Leader in the 2023 SPARK Matrix™ With Leading CX AI
for Customer Journey Analytics (CJA) Report

Enlighten AI solutions positioned NICE the highest for Customer Impact and Technology Excellence in Quadrant
Knowledge Solutions’ independent assessment

Hoboken, N.J., December 6, 2023 – NICE (Nasdaq: NICE) today announced that it has been recognized as the outright Technology Leader in the Quadrant Knowledge Solutions (QKS) 2023 SPARK Matrix™ for Customer Journey Analytics. This industry analysis ranked 21 leading vendors based on Customer Impact and Technology Excellence criteria. QKS applauded NICE’s Enlighten AI, saying that “NICE holds a strategic edge over its competitors through its Enlighten AI solutions, which are native AI purpose-built for CX.” NICE has operationalized Enlighten AI across its award-winning CXone platform, enabling organizations to uncover valuable, actionable data-driven insights in their CX operations.

Enlighten AI is NICE’s industry-leading artificial intelligence (AI) solution, built on the industry’s largest CX dataset. Analyzing every single interaction, from any touchpoint, Enlighten AI empowers businesses to capture the insights and metrics that lead to data-driven automation and decision-making at scale. Enlighten AI’s portfolio of CX solutions help businesses orchestrate an optimal customer journey, deliver better customer experiences, engage their workforce, and automate to save time and money.

QKS spotlighted NICE’s Enlighten AutoSummary capability which utilizes generative AI to automate objective summaries for every customer interaction, combining industry-specific CX AI models with LLMs to help contact center organizations save time and cost and improve agent performance. The report also highlighted NICE’s integration of Enlighten XO with SmartAssist via Autoflow to empower self-learning models through continuous analysis of agent-assisted text and voice conversations.

QKS also noted one of NICE’s key technology differentiators includes its “Connected Intelligence” which uses Enlighten AI to enable users to improve digital, journey orchestration and workforce engagement applications.

NICE has made significant advancements in its generative AI offerings, unveiling Enlighten Autopilot, Enlighten Copilot and Enlighten Actions, designed specifically for CX. Referencing NICE’s roadmap, QKS stated that NICE is continuously evolving its AI purpose built for CX beyond the contact center and developing next generation out-of-the-box and industry-specific intent and event models with a major focus on industry verticals such as telecommunication, financial services and travel and hospitality.

Barry Cooper, President, CX Division, NICE, said, “This recognition from Quadrant Knowledge Solutions highlights the stark differences between NICE’s CX AI and other AI offerings in the market. Enlighten stands out from the more generic AI offerings because it is purpose-built, tailored precisely to our customers’ needs. It’s been more than 3 years since we launched Enlighten and adoption on CXone is accelerating.  One in every five CXone customers now use at least one of the many capabilities that are now powered by Enlighten.”

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.